Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

FINANCIAL REPORT   •   RAPPORT FINANCIER  •  FINANZBERICHT

Novartis delivered solid performance in the first quarter, with eight key regulatory approvals and all divisions contributing to growth

•	Group net sales of USD 14.0 billion grew 2% (+4% cc1)
o	Core operating income of USD 3.7 billion (+3%, +6% cc) grew ahead of sales, improving core operating income margin
o	Core EPS of USD 1.32 grew 6% (+9% cc)
o	Free cash flow reached USD 1.3 billion (-37%)

•	Sustained commitment to innovation resulted in eight key approvals in the EU and US and strong pipeline progress
o
EMA approved Jetrea, Bexsero, a new indication for Ilaris and a line extension for Exelon Patch; FDA approved new indications for Exjade and Zortress, a new formulation of tobramycin in a Podhaler device, and a pediatric extension of Glivec in US

o	Pipeline strengthened with FDA Breakthrough Therapy designation for LDK378 in lung cancer

•	Strong performance of growth products2 and Emerging Growth Markets offset the impact of generic competition
o
Growth products including Gilenya, Afinitor, Tasigna, Galvus, Lucentis, Xolair, Arcapta Neohaler/Onbrez Breezhaler and Jakavi grew 14% to USD 4.2 billion or 30% of Group net sales for the quarter. Pharmaceutical growth products grew 27% cc to USD 2.9 billion, 36% of net sales

o	Emerging Growth Markets up 9% (cc); strong performance in China (+21% cc); Russia (+33% cc)
o	Impact of patent losses estimated at about USD 500 million, more than offset by growth products

•
Quality remediation continues to be a key priority; highlights for the quarter include: total of 58 health authority inspections, 10 of which were conducted by the FDA; the majority were assessed as good or satisfactory; inspection at Lincoln Consumer Health site completed; release of Sentinel from Lincoln; restructuring of Lincoln plant announced

•
Harry Kirsch named new CFO: Kirsch moves up to Group CFO from CFO Pharmaceuticals, taking over from Jon Symonds.  Symonds will become advisor to the CEO until the end of the year, and to facilitate the transition. Kirsch’s track record of improving productivity is well suited to meet challenges of next phase of growth

•	2013 Group outlook unchanged

Key figures
	Q1 2013	Q1 2012	3	% change
	USD m	USD m		USD	cc
Net sales	14 016	13 735		2	4
Operating income	2 896	2 736		6	10
Net income	2 422	2 269		7	13
EPS (USD)	0.98	0.93		5	12
Free cash flow	1 298	2 056		-37
Core
Operating income	3 714	3 607		3	6
Net income	3 248	3 035		7	10
EPS (USD)	1.32	1.25		6	9

1 Core results, constant currencies, and free cash flow are non-IFRS measures. An explanation of these non-IFRS measures and reconciliation tables can be found beginning on page 32 of the Condensed Financial Report.
2 Growth products are defined as products launched in 2008 or later, or products with exclusivity until at least 2017 in key markets (EU, US, Japan). Except Sandoz (products launched in last 24 months). See explanation on page 2.
3 Restated by an additional USD 79 million pre-tax Corporate expense to reflect the introduction of IAS 19 (revised) accounting standard on employee benefits (see explanations on pages 27 and 48 of the Condensed Financial Report).
All product names appearing in italics are trademarks owned by or licensed to Novartis Group Companies.

Basel, April 24, 2013 — Commenting on the results, Joseph Jimenez, CEO of Novartis, said:
“Novartis delivered a solid quarter, with all divisions contributing to growth. Significant expansion in our growth products helped to offset the impact of patent expirations. Vaccines and Diagnostics performance improved, and achieved a key approval for Bexsero in the EU while Consumer Health returned to sales growth. Our focus on innovation continued to pay off, with eight approvals in the EU and US, and an FDA Breakthrough Therapy designation for LDK378 in lung cancer. I am pleased with our solid start to the year.”

Commenting on the change in the CFO position, Joseph Jimenez said: “I want to welcome Harry Kirsch to the position of CFO of Novartis. His deep knowledge of Novartis pharmaceuticals operations and his productivity focus will now benefit the full portfolio. I want to thank Jon Symonds for the enhancements he brought to the business, our finance processes and organization. I am pleased that Jon will continue to work as an advisor to me until the end of the year, and to facilitate the transition.”

GROUP REVIEW

First quarter

Group net sales increased as growth products1 absorbed patent expiries
Group net sales increased 2% (+4% cc) to USD 14.0 billion in the first quarter, with all divisions contributing to growth. Currency had a negative impact of 2 percentage points.

Excluding the impact of patent expiries, underlying sales grew 7%. This was fueled by growth products such as Gilenya, Afinitor, Tasigna, Galvus, Lucentis, Xolair, Arcapta Neohaler/Onbrez Breezhaler and Jakavi, which together contributed USD 4.2 billion or 30% of Group net sales, up 14% over the prior-year period. Generics impacted sales by approximately USD 500 million, mainly due to Diovan. US sales continued to benefit from the delayed entry of generic competition for Diovan monotherapy.

Group operating income increased 6% (+10% cc) to USD 2.9 billion. Operating income margin increased by 0.8 percentage points to 20.7% of net sales. Core operating income was up 3% (+6% cc) to USD 3.7 billion. Core operating income margin in constant currencies increased by 0.6 percentage points, partly offset by a negative currency impact of 0.4 percentage points, to 26.5% of net sales. Excluding the impact of generic competition, core operating income grew by 16% (cc). The adjustments made to Group operating income to arrive at core operating income amounted to USD 818 million (2012: USD 871 million).

Group net income was USD 2.4 billion (+7%, +13% cc). EPS was up 5% (+12% cc) to USD 0.98.

Group core net income increased 7% (+10% cc) to USD 3.2 billion. Core EPS increased 6% (+9% cc) to USD 1.32.

Free cash flow reached USD 1.3 billion for the quarter compared to USD 2.1 billion in 2012.

Pharmaceuticals net sales were in line with previous year (0%, +3% cc) at USD 7.9 billion, with strong volume growth of 9 percentage points more than offsetting generic competition (6 percentage points). Pricing was flat. Growth products – including Gilenya, Afinitor, Tasigna, Galvus, Lucentis, Xolair, Arcapta Neohaler/Onbrez Breezhaler and Jakavi – continued to drive sales expansion and rejuvenate the portfolio.

Pharmaceuticals operating income increased 6% (+9% cc) to USD 2.5 billion, primarily due to restructuring charges taken in 2012 related to the US General Medicine business. Pharmaceuticals core operating income was USD 2.6 billion (-1%, +2% cc). Core operating income margin in constant currencies decreased by 0.2 percentage points. Currency had a negative impact of 0.1 percentage points, resulting in a core operating income margin of 32.7% of net sales.

1 In past quarters, we reported the net sales contribution and growth rate of “recently launched products.” As highlighted in January 2013, from the first quarter of 2013, we moved to a new disclosure of “growth products,” which comprises products launched in 2008 or later, or products with exclusivity until at least 2017 in key markets (EU, US, Japan) (except Sandoz, products launched in last 24 months). In terms of net sales contribution in the first quarter, the two measures are broadly similar.

Alcon delivered net sales of USD 2.6 billion (+1%, +3% cc), with steady growth in Ophthalmic Pharmaceuticals (+5% cc) and Vision Care (+3% cc) compensating for softer growth in Surgical (+2% cc). Surgical was impacted by a slowdown of global cataract procedures and reduced sales growth of capital equipment. New equipment sales weakened due to strong sales in the fourth quarter of 2012 coupled with a strong first quarter 2012 comparator. Equipment sales are expected to remain soft ahead of a refresh of the portfolio later in the year.

Alcon operating income was up 13% (+24% cc) to USD 412 million driven by revenue growth and continued productivity improvements and cost containment measures. Core operating income increased by 5% (+8% cc) to USD 944 million. Core operating income margin in constant currencies increased by 1.8 percentage points; currency had a negative impact of 0.5 percentage points, resulting in a core operating income margin of 36.8% of net sales.

Sandoz net sales grew 6% (+7% cc) to USD 2.3 billion. Volume grew 12 percentage points, driven by strong double-digit sales growth in many European and Asian markets, as well as biosimilars (USD 94 million, +22% cc). Price erosion was 11 percentage points, driven by significantly higher prior-year pricing on enoxaparin (generic Lovenox®).

Sandoz operating income decreased 16% (-15% cc) to USD 251 million, due to USD 79 million of provisions for legal matters. Core operating income was USD 431 million, up 13% (+14% cc) from the previous-year quarter. Core operating income margin in constant currencies increased by 1.1 percentage points; currency had no impact, resulting in a core operating income margin of 19.1% of net sales.

Vaccines and Diagnostics net sales reached USD 327 million, up 9% (+10% cc) over the previous-year quarter, due to bulk pediatric shipments, a strong influenza late season in the US and pre-pandemic sales. Operating loss was reduced to USD 157 million from USD 173 million in the 2012 period. Core operating loss was USD 98 million compared to USD 118 million in the previous year.

Consumer Health, which comprises OTC and Animal Health, returned to growth in the first quarter, as net sales increased by 6% (+7% cc) to USD 987 million. Operating income was USD 11 million, in line with the prior-year quarter. Core operating income grew 85% (+85% cc) to USD 76 million. Core operating income margin increased by 3.3 percentage points to 7.7% of net sales.

Executing on innovation, growth and productivity

The Novartis strategy is based on science-based innovation, focused on growing segments of the healthcare industry, including pharmaceuticals, eye care, generics, vaccines and diagnostics, over-the-counter medicines and animal health. Execution of this strategy requires a consistent focus on innovation, growth and productivity across our operations. In each of these areas, we made significant progress in the first quarter, allowing us to keep our promise to bring high-quality, innovative medicines to patients in need and provide long-term value for our investors.

Innovation: Strong momentum with eight regulatory approvals in the EU and US

Novartis made significant progress on innovation in the first quarter, with eight regulatory milestones in the EU and US. Key highlights are included below.

New approvals and positive opinions

•
Jetrea approved in EU for vitreomacular traction and macular hole
Jetrea (ocriplasmin), a recombinant form of human protein, received approval from the EMA as the first and only eye drug to treat vitreomacular traction (VMT), including when associated with macular hole. Launch is expected in the first European markets during the second quarter.

•
Bexsero received EU approval for use in all age groups including infants
The EMA also approved Bexsero, our breakthrough meningococcal serogroup B (MenB) vaccine, making it the first vaccine for the prevention of this disease across Europe. First launch in Europe is expected in late 2013 or the first half of 2014.

•	Ilaris approved in EU for acute gouty arthritis
llaris (canakinumab) was approved by the EMA as a treatment for patients with acute gouty arthritis who suffer frequent attacks and whose symptoms cannot or should not be managed with current treatment options.

•	Exjade approved by FDA for chronic iron overload in NTDT
Exjade (deferasirox) received FDA approval for the treatment of chronic iron overload in patients 10 years of age and older with non-transfusion-dependent thalassemia (NTDT) syndromes.

•	Zortress approved in the US to prevent organ rejection in adult liver transplant patients
The FDA approved Zortress (everolimus) to prevent organ rejection in adult liver transplant patients, making it the first immunosuppressant approved in the US for this use in over a decade.

•	FDA approved Glivec for pediatric patients
The FDA approved Glivec (imatinib) for pediatric patients with newly-diagnosed Philadelphia chromosome-positive acute lymphoblastic leukemia (Ph+ ALL) in combination with chemotherapy.

•	TOBI Podhaler approved by FDA for cystic fibrosis patients with P. aeruginosa
The FDA also approved TOBI Podhaler (tobramycin inhalation powder) for the management of cystic fibrosis patients with Pseudomonas aeruginosa bacteria in the lungs.

•	Line extension for Exelon Patch approved in the EU
The EMA approved the 13.3 mg/24h (15cm²) Exelon Patch (rivastigmine) line extension for the symptomatic treatment of patients with mild-to-moderately severe Alzheimer’s disease dementia.

Regulatory submissions and filings

•	FDA granted Breakthrough Therapy designation for LDK378 in lung cancer
The FDA designated LDK378 as a Breakthrough Therapy for the treatment of anaplastic lymphoma kinase positive (ALK+) metastatic non-small cell lung cancer (NSCLC).

Results from important clinical trials

•	Positive data from first Phase III study of Xolair in patients with chronic hives
Results from the Phase III study ASTERIA II showed that omalizumab, marketed as Xolair in more than 90 countries for the treatment of severe allergic asthma, provided effective treatment in patients with moderate to severe refractory chronic idiopathic urticaria (CIU), also known as chronic spontaneous urticaria (CSU). Regulatory filing is expected in the second half of 2013.

•	New analysis reinforced efficacy and safety of Gilenya in patients with relapsing MS
In a new analysis of more than 3,600 patients from three large Phase III studies, Gilenya (fingolimod), the first oral disease modifying therapy approved to treat relapsing forms of multiple sclerosis (MS), showed a significant reduction in the rate of brain volume loss.

Growth: Strong performance of key growth products and Emerging Growth Markets

Key growth drivers in the first quarter included Gilenya, Afinitor, Tasigna, Galvus, Lucentis, Xolair, Arcapta Neohaler/Onbrez Breezhaler and Jakavi. Emerging Growth Markets (EGMs) – which comprise all markets except the US, Canada, Western Europe, Australia, New Zealand and Japan – also performed strongly, helping offset the impact of generic competition and support our growth trajectory. Highlights from the first quarter are included below.

Key growth products

•
Gilenya (USD 421 million, +71% cc), our breakthrough MS treatment, grew strongly in the first quarter, as new data continued to reinforce its well-established safety and efficacy profile. Gilenya is now approved in 72 countries, and it is estimated that it has been used to treat more than 63,000 patients in clinical trials and the post-marketing setting.

•	Afinitor (USD 303 million, +114% cc) maintained strong growth across five approved indications in the US and EU.

•
Tasigna (USD 284 million, +39% cc) continued to increase its share of our chronic myeloid leukemia (CML) franchise to 26%, up from 21% a year ago. This second-generation targeted therapy for CML has been shown to achieve deeper molecular response than Glivec.

•	Galvus (USD 267 million, +40% cc), our oral type-2 diabetes medication, grew consistently well in both emerging and established markets.

•
Lucentis (USD 596 million, +7% cc), our anti-VEGF therapy licensed across three ocular indications, continued to show growth in the first quarter. Lucentis is facing new competition in several markets, including Japan, Australia and Germany, from aflibercept.

•
Xolair (USD 141 million, +29% cc), currently approved for treatment of allergic asthma, grew strongly in Europe, Japan, Canada and Latin America. A Phase III trial is progressing to support the use of omalizumab, the active ingredient in Xolair, in patients with chronic spontaneous urticaria, with regulatory filings planned in 2013.

•	Arcapta Neohaler/Onbrez Breezhaler (USD 43 million, +48% cc), a once-daily long-acting beta2-agonist for patients with chronic obstructive pulmonary disease, grew strongly worldwide.

•
Jakavi (USD 35 million), recently launched in markets ex-US for myelofibrosis, grew strongly due to high unmet need among patients with this life-threatening blood cancer, where it has the potential to be the new standard of care.

Emerging Growth Markets

•
Net sales in our Emerging Growth Markets grew 9% (cc) in the first quarter, contributing USD 3.5 billion or 25% to Group net sales. In China, net sales were up 21% (cc) in the first quarter. Russia net sales expanded 33% (cc) in the quarter.

Productivity: Focus on efficiency in Procurement, Marketing & Sales and manufacturing

Efficiency gains allow us to further improve profitability and support reinvestment in the business, a critical aspect of our long-term strategy. Ongoing productivity initiatives relate to procurement and resource allocation across the portfolio, as well as our manufacturing network and supporting infrastructure.

•
In Procurement, we continued to leverage our scale, implement global category management and create country Centers of Excellence in key markets. As a result of these efforts, we generated savings of approximately USD 250 million in the first quarter.

•
We continued to optimize our manufacturing footprint in the first quarter, bringing the total number of production sites that are being exited, restructured or divested to 18. We recorded exceptional charges related to production transfers, impairment charges and inventory write-offs of USD 66 million in the first quarter. This includes amounts related to our Consumer Health manufacturing site at Lincoln, Nebraska and Alcon sites in Mexico City, Mexico and Des Plaines, Illinois, and brings the total charges to USD 466 million cumulatively since the program began in the fourth quarter of 2010.

In the first quarter, our productivity initiatives generated gross savings that contributed approximately USD 600 million to operating income margin, putting us on track to achieve our productivity target of 3% to 4% of net sales in 2013.

Quality: Aggressive management of quality remediation

There were a total of 58 health authority inspections during the quarter, 10 of which were conducted by the FDA. The majority were assessed as good or satisfactory.

The FDA re-inspected our Consumer Health manufacturing facility in Lincoln, Nebraska and issued nine Form 483 observations. The majority of the observations concerned the timeliness and completeness of handling consumer complaints. There were no observations relating to the manufacturing operations. Consequently, we started shipping newly validated Sentinel to our customers in early April. We are continuing to aggressively remediate the plant and have shared with the FDA the additional corrective actions we are taking as well as our plan to simplify the Lincoln footprint, as described below.

We have made the decision to restructure and simplify the Lincoln manufacturing plant to focus long-term production on two product forms – solids and powder – principally for Sentinel, Excedrin and Theraflu. This will enable the site to focus on operational excellence, with minimal product complexity. The reduction of complexity at the Lincoln facility will lead to a reduction of approximately 300 positions or 40% of the total workforce at the site in phases over the next two years. Impairment charges and provisions of USD 51 million (out of an expected total of USD 100 million) have been recognized in the first quarter.

As previously announced, to speed our return to the US market, we have engaged third-party manufacturers to produce Excedrin Migraine, Lamisil, Triaminic and Excedrin Extra Strength, which we resumed shipping in the fourth quarter of 2012. Benefiber will be the next re-launch (expected in the second quarter) followed by Theraflu in North America later in the year.

Free cash flow

Free cash flow of USD 1.3 billion was USD 0.8 billion lower than in the prior year, mainly due to higher tax payments and working capital requirements compared to the first quarter of 2012.

Capital allocation and net debt

Strong cash flows and a sound capital structure have allowed Novartis to focus on driving innovation, growth and productivity across its diversified healthcare portfolio while keeping its double-A rating as a reflection of financial strength. Retaining a good balance between attractive shareholder returns, investment in the business and a strong capital structure will remain a priority in the future.

During the first quarter of 2013, a net 30 million shares were issued as a result of options exercised related to employee participation programs and repurchases of employee shares, resulting in a cash inflow of USD 1.5 billion. Novartis plans to mitigate the dilutive impact of these programs on an ongoing basis and has already re-purchased 4.1 million shares (USD 281 million) on the first trading line during the first quarter.

As of March 31, 2013, net debt stood at USD 14.9 billion, compared to USD 11.6 billion at December 31, 2012. The net increase of USD 3.3 billion was mainly driven by a temporary increase in debt by USD 1.2 billion and a decrease in liquidity by USD 2.1 billion. The 2012 dividend payment of USD 6.1 billion was paid during the quarter.

Novartis was downgraded by one notch by Moody’s in February 2013. The long-term credit rating for the company continues to be double-A (Moody’s Aa3; Standard & Poor’s AA-; Fitch AA).

Management changes

Harry Kirsch, 48, moves from CFO of the Pharmaceuticals Division to Group CFO starting May 1, 2013. Kirsch, who joined Novartis in 2003 from the position of CFO of Procter & Gamble’s global pharmaceuticals business, has been recognized for his ability to improve productivity, and for his leadership style. Kirsch’s execution skills have contributed to strong profit results, with Pharmaceuticals’ core operating income increasing, in constant currencies, every quarter of 2011 and 2012, despite patent expirations.  His financial operating proficiency will help drive operational excellence across the whole Novartis portfolio of businesses. After 17 years as a CFO, four at Novartis, Symonds has decided to step back.  The timing was right as the company is entering its next growth phase and is on a new track. Symonds made a significant impact on the performance of the business, improving the finance function and laying the groundwork for standardization and simplification. Symonds will serve as advisor to the CEO remaining until the end of the year, and to facilitate the transition.

2013 Group outlook

Barring unforeseen events, 2013 Group outlook unchanged

Group net sales in 2013 are expected to be in line with 2012 in constant currencies, after absorbing the impact of generic competition, which could amount to as much as USD 3.5 billion. Excluding the impact of generic competition, Group net sales would grow at least in mid-single digits in 2013.

Group core operating income in constant currencies is expected to decline in 2013 in mid-single digits as a result of generic competition and continued investment in an unprecedented number of launches. Core operating income (excluding patent expirations) is expected to grow ahead of underlying sales in 2013.

During the first quarter, the US dollar strengthened against many currencies, but principally against the yen. If March average exchange rates prevail for the remainder of the year, there would be a negative impact of approximately 2% on sales and approximately 4% on operating income for the full year.

Summary Financial Performance

Group
	Q1 2013	Q1 2012	1	% change
	USD m	USD m		USD	cc
Net sales	14 016	13 735		2	4
Operating income	2 896	2 736		6	10
As % of net sales	20.7	19.9
Core operating income	3 714	3 607		3	6
As % of net sales	26.5	26.3

1 Restated by an additional USD 79 million pre-tax Corporate expense to reflect the introduction of IAS 19 (revised) accounting standard on employee benefits (see explanations on pages 27 and 48 of the Condensed Financial Report).

Pharmaceuticals
	Q1 2013	Q1 2012	% change
	USD m	USD m	USD	cc
Net sales	7 877	7 839	0	3
Operating income	2 539	2 402	6	9
As % of net sales	32.2	30.6
Core operating income	2 573	2 589	-1	2
As % of net sales	32.7	33.0

Alcon
	Q1 2013	Q1 2012	% change
	USD m	USD m	USD	cc
Net sales	2 566	2 541	1	3
Operating income	412	363	13	24
As % of net sales	16.1	14.3
Core operating income	944	902	5	8
As % of net sales	36.8	35.5

Sandoz
	Q1 2013	Q1 2012	% change
	USD m	USD m	USD	cc
Net sales	2 259	2 124	6	7
Operating income	251	298	-16	-15
As % of net sales	11.1	14.0
Core operating income	431	382	13	14
As % of net sales	19.1	18.0

Vaccines and Diagnostics
	Q1 2013	Q1 2012	% change
	USD m	USD m	USD	cc
Net sales	327	299	9	10
Operating loss	-157	-173	-9	-9
As % of net sales	-48.0	-57.9
Core operating loss	-98	-118	-17	-17
As % of net sales	-30.0	-39.5

Consumer Health
	Q1 2013	Q1 2012	% change
	USD m	USD m	USD	cc
Net sales	987	932	6	7
Operating income	11	12	-8	-11
As % of net sales	1.1	1.3
Core operating income	76	41	85	85
As % of net sales	7.7	4.4

A full financial report with the information listed in the index below can be found on our website at http://www.novartis.com/investors/financial-results/quarterly-results-q1-2013.shtml.

Novartis Q1 2013 Condensed Financial Report – Supplementary Data

Disclaimer
This press release contains forward-looking statements that can be identified by terminology such as “commitment,” “pipeline,” “Breakthrough Therapy,” “outlook,” “expected,” “strategy,” “promise,” “launch,” “projected,” “planned,” “launched,” “potential,” “in the process,” “target,” “plan,” “will,” “plans,” “could,” “would,” “launches,” “underway,” “may,” “priority review,” “on track,” or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, or regarding potential future revenues from any such products; potential outcomes of our efforts to improve the quality standards at any or all of our manufacturing sites; or regarding potential future sales or earnings of the Novartis Group or any of its divisions; or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward-looking statements reflect the current views of the Group regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that any new products will be approved for sale in any market, or that any new indications will be approved for any existing products in any market, or that any approvals which are obtained will be obtained at any particular time, or that any such products will achieve any particular revenue levels. Nor can there be any guarantee that the Group will be successful in its efforts to improve the quality standards at any or all of our manufacturing sites, or that we will succeed in restoring or maintaining production at any particular sites. Neither can there be any guarantee that the Group, or any of its divisions, will achieve any particular financial results. In particular, management's expectations could be affected by, among other things, unexpected regulatory actions or delays or government regulation generally; unexpected clinical trial results, including additional analyses of existing clinical data or unexpected new clinical data; the Group's ability to obtain or maintain patent or other proprietary intellectual property protection, including the ultimate extent of the impact on the Group of the loss of patent protection on key products which commenced last year and will continue this year; unexpected product manufacturing and quality issues, including the resolution of the Warning Letter issued to us with respect to three Sandoz manufacturing facilities, and the completion of efforts to restart production of certain products formerly produced at the Consumer Health manufacturing facility at Lincoln, Nebraska, and the restructuring efforts at that site; government, industry, and general public pricing pressures; uncertainties regarding actual or potential legal proceedings, including, among others, actual or potential product liability litigation, litigation and investigations regarding sales and marketing practices, shareholder litigation, government investigations and intellectual property disputes; competition in general; uncertainties regarding the effects of the ongoing global financial and economic crisis, including the financial troubles in certain Eurozone countries; uncertainties regarding future global exchange rates; uncertainties regarding future demand for our products; uncertainties involved in the development of new healthcare products; the impact that the foregoing factors could have on the values attributed to the Group's assets and liabilities as recorded in the Group's consolidated balance sheet; and other risks and factors referred to in Novartis AG's current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

About Novartis
Novartis provides innovative healthcare solutions that address the evolving needs of patients and societies. Headquartered in Basel, Switzerland, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, eye care, cost-saving generic pharmaceuticals, preventive vaccines and diagnostic tools, over-the-counter and animal health products. Novartis is the only global company with leading positions in these areas. In 2012, the Group achieved net sales of USD 56.7 billion, while R&D throughout the Group amounted to approximately USD 9.3 billion (USD 9.1 billion excluding impairment and amortization charges). Novartis Group companies employ approximately 129,000 full-time-equivalent associates and operate in more than 140 countries around the world. For more information, please visit http://www.novartis.com.

Important dates
July 17, 2013                                          Second quarter results 2013
October 22, 2013                                   Third quarter results 2013